

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 22, 2023

Dr. Ahmad Glover
Chief Executive Officer
Wireless electrical Grid LAN, WiGL, Inc.
1919 Commerce Drive, Suite # 120
Hampton, VA 23666

>   **Re: Wireless electrical Grid LAN, WiGL, Inc.**
>   **Post-Effective Amendment to Form 1-A**
>   **Filed February 16, 2023**
>   **File No. 024-11732**

Dear Dr. Ahmad Glover:

　　This is to advise you that we do not intend to review your amendment.

　　We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

　　We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

　　Please contact Erin Donahue at 202-551-6063 with any questions.

　　　　　　　　　　　　　　　　　　　　Sincerely,

　　　　　　　　　　　　　　　　　　　　Division of Corporation Finance
　　　　　　　　　　　　　　　　　　　　Office of Manufacturing